UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Castle Dental Centers, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14844P105

(CUSIP Number)

October 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)
☐    Rule 13d-1(c)
☐    Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 14844P105

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

Knight Securities, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5. SOLE VOTING POWER	753,560
NUMBER OF
SHARES
BENEFICIALLY	6. SHARED VOTING POWER	Not applicable
OWNED BY
EACH
REPORTING	7. SOLE DISPOSITIVE POWER	753,560
PERSON
WITH
	8. SHARED DISPOSITIVE POWER	Not applicable

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

753,560

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.7%

12.	TYPE OF REPORTING PERSON*

BD

ITEM 1(a).	Name of Issuer

Castle Dental Centers, Inc.

ITEM 1(b).	Address of Issuer’s Principal Executive Offices

3701 Kirby Drive, Ste. 550, Houston, Texas 77098

ITEM 2(a).	Names of Persons Filing

Knight Securities, L.P.

ITEM 2(b).	Address of principal business office

525 Washington Blvd., 23rd Fl.
Jersey City, NJ 07310

ITEM 2(c).	Citizenship

Delaware

ITEM 2(d).	Title of Class of Securities

Common Stock

ITEM 2(e).	CUSIP Number

N/A

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:

(a) ☒ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

ITEM 4.	Ownership

(a)	Amount beneficially owned

753,560

(b)	Percent of class 11.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote 753,560

(ii)	shared power to vote or to direct the vote Not applicable

(iii)	sole power to dispose or to direct the disposition of 753,560

(iv)	shared power to dispose or to direct the disposition of Not applicable

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2002

Knight Securities, L.P.

By:	/S/
Leonard J. Amoruso
SVP, CLO, & Chief Compliance Officer